Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 3, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the following:-

1.               News release dated February 10, 2003 entitled “VODAFONE ANNOUNCES RESULTS OF ITS BOND PURCHASE SOLICITATION”.

2.               News release dated March 25, 2003 entitled “OUTCOME OF VODAFONE’S OFFER FOR EUROPOLITAN VODAFONE INCREASES SHAREHOLDING TO 99.1%”.

3.               News release dated April 1, 2003 entitled “VODAFONE LAUNCHES US DOLLAR BOND TENDER OFFER”.

4.               News release dated April 1, 2003 entitled “OUTCOME OF VODAFONE’S OFFER FOR TELECEL VODAFONE TO INCREASE SHAREHOLDING TO 94.4%”.

5.               Stock Exchange Announcement dated January 17, 2003.

10 February 2003

Vodafone Announces Results of its Bond Purchase Solicitation

Further to announcements on 9 and 28 January 2003, Vodafone Group Plc (‘Vodafone’) announces today that it has completed purchases of bonds listed below which were issued by its wholly owned subsidiary Vodafone Finance BV (previously Mannesmann Finance BV) and guaranteed by Vodafone Holding GmbH (previously Mannesmann AG), also wholly owned.

	Owned by Vodafone or its subsidiaries
Bonds	Approximate nominal amount	Approximate percentage
€2,500,000,000 4.875% due 8 September 2004	€ 1,250.1 million	50.0%
€460,162,693.08 5.25% due 21 January 2005	€ 245.5 million	53.4%
€3,000,000,000 4.75% due 27 May 2009	€ 2,131.6 million	71.1%

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

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For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

25 March 2003

OUTCOME OF VODAFONE’S OFFER FOR EUROPOLITAN

VODAFONE INCREASES SHAREHOLDING TO 99.1%

Vodafone Group Plc (‘Vodafone’) today announces the outcome of its recommended public offer for the outstanding shares in Europolitan Vodafone AB (publ) (‘Europolitan’) that it did not already own (the ‘Offer’).  The acceptance period for the Offer ended on 21 March 2003.

•                  Vodafone now owns a total of 406,528,886 Europolitan shares, representing approximately 99.1% of Europolitan’s share and voting capital on an undiluted basis.

•                  On 13 January 2003, the day on which Vodafone announced that it was in discussions with the Board of Europolitan regarding a possible offer, Vodafone owned 306,167,966 Europolitan shares, representing approximately 74.6% of Europolitan’s share and voting capital on an undiluted basis.

•                  Vodafone acquired 29,628,764 Europolitan shares in the Offer, representing approximately 7.2% of Europolitan’s share and voting capital on an undiluted basis, for a total consideration of approximately SEK 1,393 million.

•                  Vodafone has purchased 70,732,156 Europolitan shares in the market since 5 February 2003. The market purchases, which represent approximately 17.3% of Europolitan’s share and voting capital on an undiluted basis, were effected at a price of SEK 47.00 per Europolitan share, for a total consideration of approximately SEK 3,324 million.

As previously announced, Vodafone now intends to implement compulsory acquisition procedures to acquire 100% of the shares in Europolitan.  The Board of Europolitan has applied for the de-listing of Europolitan shares from the O-list, Attract 40, of the Stockholm Exchange (Stockholmsbörsen).  The last trading day for Europolitan shares will be 28 March 2003.

More/...

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Enskilda Securities

Martin Brandt

Tel:  +46 (8) 52 22 95 00

Tavistock Communications

John West/Justin Griffiths

Tel:  +44 (0) 20 7600 2288

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

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1 April 2003

VODAFONE LAUNCHES US DOLLAR BOND TENDER OFFER

Vodafone Group Plc (‘Vodafone’) today announces a cash tender offer to purchase any and all of the bonds listed below (the ‘Bonds’) issued by its wholly owned subsidiary Vodafone Americas Inc. (previously AirTouch Communications, Inc.) and guaranteed by Vodafone  (the ‘Tender Offer’).

Vodafone is seeking to gain efficiencies by reducing the number of issuers in the Vodafone Group with U.S. dollar denominated debt securities outstanding. Vodafone intends to purchase any tendered Bonds out of existing cash resources.

The Tender Offer will expire at 5.00 p.m. New York City time, on 11 April 2003 unless extended by Vodafone in its sole discretion, or terminated earlier. Lehman Brothers is acting as Dealer Manager in the Tender Offer.

Under the terms of the Tender Offer, the total payment for each Bond will be determined by reference to the applicable fixed spread over the yield to maturity of the applicable United States Treasury reference security as listed in the table below at the time of acceptance of the Tender Offer plus accrued and unpaid interest to, but excluding, the payment date.

Description	CUSIP No.	US Treasury Reference Security	Bloomberg Screen	Fixed Spread (in basis points)
U.S.$200,000,000 6.35% Notes due 2005	00949TAE0	6.75% Notes due 15 May 2005	PX5	+55
U.S.$400,000,000 7.50% Notes due 2006	00949TAA8	7.00% Notes due 15 July 2006	PX5	+58
U.S.$500,000,000 6.65% Notes 2008	00949TAD2	5.625% Notes 15 May 2008	PX6	+65

Holders wishing to sell Bonds pursuant to the Tender Offer should contact their salesperson at Lehman Brothers at the telephone numbers set forth below between 9.00 a.m. and 5.00 p.m. New York City time on any New York Stock Exchange trading day on or before the date on which the Tender Offer expires. A holder that does not have an account with Lehman Brothers must tender through the holder’s financial institution. Payment for tendered Bonds will be made in same day funds on the third New York Stock Exchange trading day following the date on which the holder thereof accepts the offer with respect to such Bonds.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

Lehman Brothers Inc.

Rad Antonov / Emily Shanks

Liability Management Group

Tel: + 1 212 528 7581

0r: + 1 800 438 3242

D.F. King & Co, Inc.

Tel: + 1 212 269 5550

Or: + 1 800-848-3416

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Tender Offer is made upon the terms and subject to the conditions set forth in Vodafone’s Offer to Purchase dated 1 April 2003. Persons with questions regarding the offer should contact Lehman Brothers attention: Rad Antonov or Emily Shanks, Liability Management Group at + 1 212 528 7581 or toll free at + 1 800 438 3242. Requests for copies of the Offer to Purchase should be directed to the Information Agent, D.F. King & Co, Inc. at + 1 212 269 5550 or toll free at + 1 800 848 3416.

This announcement has been issued by Vodafone and is the sole responsibility of Vodafone and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Lehman Brothers International (Europe) of One Broadgate, London EC2M 7HA.

Lehman Brothers is acting for Vodafone and no one else in connection with the Tender Offer and will not be responsible to any other person for providing the protections afforded to clients of Lehman Brothers, or for providing advice in relation to the Tender Offer.

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1 April 2003

OUTCOME OF VODAFONE’S OFFER FOR TELECEL

VODAFONE TO INCREASE SHAREHOLDING TO 94.4%

Vodafone Group Plc (‘Vodafone’) today announces the outcome of its public offer for the outstanding shares in Vodafone Telecel-Comunicações Pessoais, S.A. (‘Telecel’) that it did not already own (the ‘Offer’).  The results of the Offer were assessed at a Special Market Session of the Euronext Lisbon which took place today.  The acceptance period for the Offer ended on 31 March 2003.

After acquiring the Telecel shares tendered in the Offer, Vodafone will own directly and indirectly a total of 202,972,612 Telecel shares, representing approximately 94.4% of the share capital of Telecel and 94.6% of the total voting rights in Telecel.  Payment of the Offer price of EUR 8.50 per share in respect of the Telecel shares tendered will be made on 4 April 2003.

As Vodafone’s shareholding exceeds 90% of the voting rights in Telecel, Vodafone intends to exercise its rights under Portuguese law to implement a compulsory acquisition procedure in order to acquire 100% of the shares in Telecel.  De-listing of the Telecel shares will occur automatically upon the registration by the CMVM (the Portuguese Securities Market Commission) of the implementation of the compulsory acquisition procedure.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

Notes for editors:

•                  Since 27 March 2003, Vodafone increased its shareholding in Telecel through market purchases of 2,868,975 Telecel shares on the Euronext Lisbon, representing approximately 1.3% of the total voting rights in Telecel, at a price per Telecel share of EUR 8.50 or below and for an aggregate consideration of approximately EUR 24 million.

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

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STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:49 hrs

17 January 2003

RNS No:  3503G

17 January 2003 - for immediate release

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was notified today that on 15 January 2003 The Capital Group Companies Inc, including its affiliates Capital Guardian Trust Company, Capital International Limited, Capital International SA, Capital International Inc and Capital Research and Management Company, had holdings forming part of funds managed on behalf of investment clients in 3,415,529,988 ordinary shares of US$0.10 each in the capital of the Company. These holdings represent 5.01 per cent of the issued ordinary share capital of the Company. Set out below is a list of registered holders as notified by The Capital Group Companies Inc and their respective holdings in the Company.

Holdings by Management

Companies and Fund:

	Number of Shares	Percent of Outstanding
Capital Guardian Trust Company	1,600,133,560	2.35
Capital International Limited	594,481,210	0.87
Capital International SA	195,347,014	0.29
Capital International Inc	167,016,842	0.24
Capital Research & Management Company	858,551,362	1.26

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	April 3, 2003	By:	/s/ S R SCOTT
		Name:	Stephen R. Scott
		Title:	Company Secretary